Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of      December 2005     ,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: December 15, 2005	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, December 15, 2005 Page 1 of 1

Electrolux decides to close factory in Nuremberg, Germany
(ELUX) After a six-month long investigation, Electrolux today decided to initiate closure of the appliances factory in Nuremberg, Germany. Production will gradually be moved to Italy and Poland. Closure of the factory is expected to be completed by the end of 2007.
“This was one of the most difficult decisions I ever experienced during my time at Electrolux. I am aware that this decision will affect, in a very negative way, many individuals, their families and relatives. However we finally had to conclude that there is no way to bridge the large cost gap that would make production in Nuremberg competitive,” says Johan Bygge, head of Electrolux Major Appliances Europe and Asia Pacific.
The factory in Nuremberg has approx. 1,750 employees. The closure of the factory will incur a total cost of approximately SEK 2.3 billion, which will be taken as a charge against operating income in the fourth quarter of 2005.
Electrolux also decided to initiate an investigation about a potential closure of the compact appliances factory in Torsvik, Sweden, which has 190 employees. The restructuring cost for a potential factory closure will be communicated when the investigation is completed.
Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.